MULTI- BANK SECURITIES, INC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

Filed Pursuant to Rule 17a-5 (e) (3) Under the Securities Exchange Act of 1934

As a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-39547

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MULTI-BANK SECURITIES, INC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 TOWN CENTER DRIVE SUITE 2300
(No. and Street)

SOUTHFIELD	MI	48075
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JEFFERY MACCAGNONE	248-291-1100	JEFFMAC@MBSSECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HACKER, JOHNSON, & SMITH PA
(Name – if individual, state last, first, and middle name)

500 N WEST SHORE BLVD #1000	TAMPA	FL	33609
(Address)	(City)	(State)	(Zip Code)

09/29/2003	400
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFFERY MACCAGNONE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MULTI-BANK SECURITIES, INC., as of DECEMBER 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRESIDENT

Stephanie M Wood
Notary Public

STEPHANIE M. WOOD
Notary Public, State of Michigan
County of Wayne
My Commission Expires Apr. 09, 2026
Acting in the County of Oakland

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MULTI-BANK SECURITIES, INC

TABLE OF CONTENTS



HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
of Multi-Bank Securities, Inc.
Southfield, MI

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of Multi-Bank Securities, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as Multi-Bank Securities, Inc.'s auditor since 2024.
Fort Lauderdale, Florida
February 5, 2026

MULTI-BANK SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

	2025
Assets:	
Cash	$19,220,499
Accounts Receivable:	
Brokers, Dealers and Clearing Organization	65,029
Deposit - Clearing Organization	2,000,000
Other	183,851
Securities Owned, at Fair Value (Note 3)	745,008,698
Prepaid Expenses	623,505
Total Current Assets	767,101,582
Other Assets:	
Operating Lease Right-of-Use Assets (Note 7)	4,434,696
Total Other Assets	4,434,696
Total Assets	$771,536,278

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts Payable:	
Commissions and Salaries Payable	$19,874,099
Other	274,602
Payable to Brokers, Dealers, and Clearing Organization	9,491,049
Securities Sold, Not Yet Purchased, at Fair Value	657,002,800
Accrued Expenses	1,767,002
Total Current Liabilities	688,409,552
Operating Lease Liabilities (Note 7)	4,434,696
Total Long-Term Liabilities	4,434,696
Total Liabilities	692,844,248
Stockholder's Equity:	
Common Stock, par value $1.00 per share; 50,000 shares authorized; 16,000 shares issued	16,000
Capital in Excess of Par Value	75,192,000
Retained Earnings	3,484,030
Total Stockholder's Equity	78,692,030
Total Liabilities and Stockholder's Equity	$771,536,278

See accompanying notes to statement of financial condition.

Note 1 - ORGANIZATION

Multi-Bank Securities, Inc., (the "Company") is an institutional fixed-income securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the U.S. Securities and Exchange Commission. The Company is a wholly owned subsidiary of Multi-Bank Services, Ltd., (the "Parent"). See Note 4 for transactions with related parties.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions and Revenue Recognition
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those services. Revenue is recognized when: (a) a contract with a client has been identified, (b) the performance obligation(s) in the contract have been identified, (c) the transaction's price has been determined, (d) the transaction's price has been allocated to each performance obligation in the contract, and (e) the Company has satisfied the performance obligation.

The following represents information on the recognition of the Company's revenue from contracts with customers:

Principal transactions revenue represents the actual mark-up and mark-down on securities sales to accounts and the unrealized gains and losses from securities owned and securities sold, not yet purchased. Principal transactions are recorded on the trade date of the transactions. Management reviewed the impact of any unsettled transactions and determined there are no material differences between the trade date and settlement date positions for the year ended December 31, 2025. Management believes that the performance obligation is satisfied on the trade date because the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to the customer.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. See Note 3 - Fair Value.

Commissions and fees revenue represents commissions earned from executing customer transactions in equities, mutual funds and certificate of deposit placement fees. These transactions are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because the underlying financial instrument or purchases is identified, the pricing is agreed upon and the risks and rewards of ownerships have been transferred to/from the customer.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest

Net interest trading revenue represents the coupon interest that the Company earns or pays on its securities positions.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk From Cash Deposits in Excess of Insured Limits

The Company maintains cash balances at financial institutions that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risks on cash.

Receivable from and Payable to Brokers, Dealers, and Clearing Organization

Receivables from and payable to brokers, dealers, and clearing organizations include deposits of cash and/or securities with exchange clearing organizations. In addition, there are receivables and payables from fees and commissions arising from unsettled securities transactions.

Concentrations of Counterparty Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company monitors its exposure to risk through a variety of control procedures, including daily review of trading positions.

Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates, and market volatility and liquidity. The Company manages risk by setting and monitoring adherence to risk limits and by hedging its positions.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current Expected Credit Losses (CECL)

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures. The Company estimates expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

Receivables from or Payables to Broker-Dealers and Clearing Organizations

The Company's receivables from or payables to broker-dealers and clearing organizations include amounts from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A majority of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Federal Income Taxes

The Company files a consolidated federal income tax return with its Parent Company. The provision for Federal income tax for the year ended December 31, 2025 is based on a separate return filing.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 5, 2026, which is the same date the financial statements were available to be issued.

Note 3 - FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

Securities Owned and Sold . Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded equities and highly liquid United States treasuries. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, including U.S. government backed agency securities, municipal securities and corporate/other debt. Municipal debt are valued using the Electronic Municipal Market Access system from the Municipal Securities Rulemaking Board. The price from the last "inter-dealer" trade of the year is generally the fair value. Because this is not an active market, but has significant other observable inputs, their securities are classified within Level 2 of the valuation hierarchy.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025.

Note 3 - FAIR VALUE (Continued)

At December 31, 2025	Level 1	Level 2	Level 3	Total
Assets				
Corporate/Other Debt	-	$17,363,293	-	$17,363,293
U.S. Govt. & Agency	-	556,434,959	-	556,434,959
U.S. Treasuries	46,599,957	-	-	46,599,957
Municipal Debt	-	124,610,489	-	124,610,489
Total Securities Owned	$46,599,957	$698,408,741	-	$745,008,698

	Level 1	Level 2	Level 3	Total
Liabilities				
U.S. Govt. & Agency	-	$ 486,691,825	-	$486,691,825
U.S. Treasuries	56,901,321	-	-	56,901,321
Municipal Debt	-	5,057	-	5,057
Equities	113,404,597	-	-	113,404,597
Total Securities Sold, Not Yet Purchased	$170,305,918	$486,696,882	-	$657,002,800

Note 4 - TRANSACTIONS WITH RELATED PARTIES

The parent company, Multi-Bank Services, Ltd., provides various administrative services to the Company, including furniture and fixtures. For the year ended December 31, 2025 administrative expenses charged to the Company amounted to $300,000.

Great North Bank (the "Bank") is a related party due to common ownership by the parent. The Company maintains certain deposit accounts with the Bank. At December 31, 2025, cash maintained at the bank was $14.2 million.

Note 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness as defined.

At December 31, 2025, the Company's net capital was $57,441,875 and its required net capital was $2,093,785. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .55 to 1.

Note 6 - EMPLOYEES' BENEFIT PLANS

The Parent maintains a defined contribution benefit plan 401(k) to cover all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to the account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Parent at its discretion may make a matching contribution, which percentage will be determined each year by the Parent. For the year ended December 31, 2025 the Parent did not make any discretionary matching or nonelective contributions

Note 7 - LEASES

The Company is a lessee in several operating leases for office space, and recognizes a lease asset and a lease liability for operating lease arrangements greater than 12 months. The Company recognizes a right of use asset and lease liability at the commencement date of the lease. Right of use assets and liabilities are recognized on the Company's balance sheet based at the present value of future lease payments relating to the use of the underlying asset during the lease terms.

The components of lease expense and other lease information are as follows:

	For the Year Ended December 31, 2025
Operating lease expense recognized	$1,409,479
Cash Paid for amounts included in measurement of operating lease liabilities	$847,315

	At December 31, 2025
Operating lease right-of-use assets	$4,434,696
Operating lease liabilities	$4,434,696
Weighted-average remaining lease term	8.02 years
Weighted-average discount rate	6.0%

Note 7 - LEASES (Continued)

The Company has operating leases for its primary operating facilities in Southfield, Michigan and Fort Lauderdale, Florida. They also lease facilities in various other states. The future minimum lease payments for these leases are summarized as follows:

Years Ended December 31	Amount
2026	850,242
2027	805,929
2028	665,957
2029	685,263
2030	705,132
2031-2034	2,665,724
Total	$6,378,247
Less Imputed Interest	($1,943,551)
Total Operating Lease Liabilities	$4,434,696

The lease agreements include escalation clauses that increase the minimum rental payment for increased lessor taxes and operating expenses.